EXHIBIT-99.1

15th January, 2003

The Listing Department
The Stock Exchange, Mumbai                     Fax : 2722082
Dalal Street
Mumbai,

Dear Sir,

Re: Unaudited Financial results

Pursuant to amended clause 41 of the Listing Agreement, we send herewith our Unaudited Financial results for the quarter ended 31st December, 2002 and the segment wise reporting in duplicate approved at the Board meeting today and the press release in this connection.

We will publish the results in the Business Standard and Sakal within 48 hours.

Yours faithfully,
For HDFC Bank Limited

Sanjay Dongre
Vice President ( Legal ) &
Company Secretary

Encl: a/a

Unaudited financial results for the quarter and nine months ended December 31, 2002

		(Rs in lacs)

		Quarter	Quarter	Nine Months	Nine Months	Year
		ended	ended	ended	ended	ended
	PARTICULARS	31.12.2002	31.12.2001	31.12.2002	31.12.2001	31.03.2002

1	Interest earned	50,486	43,956	146,575	124,096	170,299
	(a)+(b)+(c)+(d)
a	Interest/discount on advances/bills	19,624	16,494	56,055	46,229	62,393
b	Income from Investments	27,936	21,940	80,629	62,349	86,397
c	Interest on balances with Reserve Bank of India and other Inter Bank funds	2,838	5,493	9,681	15,444	21,396
d	Others	88	29	210	74	113
2	Other Income	14,142	8,551	34,425	22,926	33,325
A	TOTAL INCOME(1+2)	64,628	52,507	181,000	147,022	203,624
3	Interest Expended	30,002	27,944	88,116	79,710	107,374
4	Operating Expenses (e) + (f)	15,813	10,965	42,031	29,935	41,795
e	Payments to and provisions for employees	3,872	2,899	10,372	8,168	10,924
f	Other operating expenses	11,941	8,066	31,659	21,767	30,871
B	TOTAL EXPENDITURE(3)+(4) (excluding Provisions and Contingencies)	45,815	38,909	130,147	109,645	149,169
C	OPERATING PROFIT (A-B) (Profit before Provisions and Contingencies)	18,813	13,598	50,853	37,377	54,455
D	Other Provisions and Contingencies	3,606	2,758	10,708	6,794	11,917
E	Provision for Taxes	5,319	3,295	13,047	9,903	12,834
F	Net Profit(C-D-E)	9,888	7,545	27,098	20,680	29,704
5	Paid-up equity share capital (face value Rs. 10 )	28,201	28,133	28,201	28,133	28,137
6	Reserves excluding revaluation reserves (as per balance sheet of previous accounting year)					166,091
7	Analytical Ratios
i.	Percentage of shares held by Government of India	Nil	Nil	Nil	Nil	Nil
ii.	Capital Adequacy Ratio	13.00%	16.50%	13.00%	16.50%	13.93%
iii.	Earnings per Share (par value Rs. 10/- each)
	Basic	3.51	2.68	9.61	7.77	11.01
	Diluted	3.27	2.52	9.00	7.30	10.29

Segment Information

	(Rs in lacs)

	Quarter	Quarter	Nine Months	Nine Months	Year
	Ended	ended	ended	ended	ended
PARTICULARS	31.12.2002	31.12.2001	31.12.2002	31.12.2001	31.03.2002

1. Segment Revenue
a) Wholesale Banking	47,438	40,084	134,396	117,175	160,645
b) Retail Banking	50,482	37,927	140,728	107,345	148,744
c) Treasury	11,215	10,109	30,673	29,434	40,541
Total	109,135	88,120	305,797	253,954	349,930
Less: Inter Segment Revenue	44,507	35,613	124,797	106,932	146,306
Income from Operations	64,628	52,507	181,000	147,022	203,624
2. Segment Results
a) Wholesale banking	7,689	6,548	20,240	15,453	20,780
b) Retail banking	2,583	1,532	8,741	6,149	10,942
c) Treasury	4,935	2,760	11,164	8,981	11,266
Total Profit before tax	15,207	10,840	40,145	30,583	42,538
3. Capital Employed (Segment Assets-Segment Liabilities)
a) Wholesale banking	778,911	523,829	778,911	523,829	752,161
b) Retail banking	(689,044)	(547,615)	(689,044)	(547,615)	(632,089)
c) Treasury	127,118	209,964	127,118	209,964	78,240
Total	216,985	186,178	216,985	186,178	198,312

Note on segment information

The reportable primary segments have been identified in accordance with the Accounting Standard on Segment Reporting (AS-17) issued by the ICAI.

The Bank operates in three segments: wholesale banking, retail banking and treasury services. Segments have been identified and reported taking into account, the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure and the internal business reporting systems.

Segment revenue includes earnings from external customers plus earnings from funds transferred from one segment to the other based on an internal transfer price. Segment result includes revenue less interest expense (whether to customers or to the lending segment based on the internal transfer price) less operating expense and provisions, if any, for that segment.

Segment-wise income and expenses include certain allocations. Interest income is charged by a segment that provides funding to another segment, based on yields benchmarked to an internally developed composite yield curve which broadly tracks market discovered interest rates. Transaction charges are made by the retail banking segment to the wholesale banking segment for the use by its customers of the retail banking segment’s branch network or other delivery channels; such transaction costs are determined on a cost plus basis.

Segment capital employed represents the net assets in that segment. It excludes capital and tax related assets.

NOTES:

1.	The above results have been taken on record by the Board of Directors at its meeting held on January 15, 2003.

2.	During the quarter ended and nine months ended December 31, 2002, the Bank allotted 1,00,600 shares and 6,35,000 shares respectively, pursuant to the exercise of stock options by certain employees. Subsequently, the bank allotted 36,100 shares in January 2003, pursuant to the exercise of stock options by certain employees.

3.	Other income relates to income from non-fund based banking activities including commission, fees, foreign exchange earnings, earnings from derivative transactions and profits from debt securities.

4.	As is the market practice, the bank pays commission to sales agents and also receives front-ended subventions from dealers and manufacturers for originating retail loans. The bank has, in line with International Accounting Standards, amortized the commissions paid net of commissions / subventions received, over the tenor of the loans on a yield to maturity basis. Consequently, the net profit for the quarter ended and nine months ended December 31, 2002 is higher by Rs. 5,24 lacs and by Rs. 13,17 lacs respectively. Had the bank followed the revised accounting policy in the previous year, then the net profit after tax would have been higher by Rs. 1,06 lacs and by Rs. 2,71 lacs respectively for the quarter ended and nine months ended December 31, 2002.

5.	During the nine months ended December 31, 2002, the total number of branches (including extension counters) and the ATM network increased by 43 branches and 188 ATMs respectively.

6.	Previous period figures have been regrouped / reclassified wherever necessary to conform to current period’s classification.

Place : Mumbai Date : January 15, 2003	Aditya Puri Managing Director

PRESS RELEASE

HDFC BANK LTD. – FINANCIAL RESULTS (INDIAN GAAP)
FOR THE QUARTER ENDED DECEMBER 2002

The Board of Directors of HDFC Bank Limited approved the Bank’s accounts for the quarter and nine months ended December 31, 2002 at its meeting on Wednesday, January 15, 2003.

FINANCIAL RESULTS:

For the quarter ended December 31, 2002, the Bank has posted a strong performance with total income of Rs.646.3 crores as against Rs.525.1 crores in the corresponding quarter of the previous year. Net revenues (net interest income plus other income) for the quarter ended December 31, 2002 were Rs.346.3 crores, up 41.0 % over Rs.245.6 crores for the quarter ended December 31, 2001. As a result of healthy balance sheet growth and continued stability of margins, net interest income (interest earned less interest expended) for the quarter ended December 31, 2002, increased by Rs.44.7 crores to Rs.204.8 crores. Other income for the quarter was up 65.4 % to Rs.141.4 crores consisting principally of fees and commissions of Rs.68.2 crores, profit on sale of investments of Rs.47.1 crores and foreign exchange and derivatives revenues of Rs.23.0 crores.

Operating expenses for the quarter were Rs.158.1 crores, an increase of Rs.48.5 crores over the corresponding quarter ended December 2001, driven by continued higher investment expenditure on branch and ATM network expansion as well as by a significant increase in the geographical coverage of retail loan products and the credit cards business. Provisions and contingencies for the quarter were Rs.36.1 crores, comprising primarily specific and general loan loss provisions of Rs.24.5 crores (against Rs.17.0 crores for the quarter ended December 2001), and mark-to-market provisions and amortization of premia (for investments in the Held to Maturity category) of Rs.14.5 crores (against Rs.5.5 crores for the corresponding quarter in December 2001). Profit Before Tax was Rs.152.1 crores for the quarter ended December 31, 2002, up 40.3 % over the corresponding quarter in 2001. After providing Rs.53.2 crores for taxation (Rs.33.0 crores for the corresponding quarter of the previous year), the Bank earned a Net Profit of Rs.98.9 crores, a 31.1 % increase over the third quarter of the previous year and of 10.2 % over the immediate preceding quarter (ended September 30, 2002). Net Profit for the nine months ended December 31, 2002 was Rs. 271.0 crores, up 31.0%, over the corresponding nine months ended December 31, 2001.

Balance sheet growth was also healthy, driven primarily by retail growth in both the deposit and loan franchises. As on December 31, 2002, total deposits were Rs.21317 crores, an increase of 40.9 % over Rs.15133 crores as of December 31, 2001. The Bank continued to successfully leverage its expanded branch network and enhanced customer acquisition to build Savings Account deposits which touched Rs.4163 crores, an increase of 63.2% over December 31, 2001. The Bank’s customer assets (advances, corporate debt investments, etc.) increased from Rs. 8824 crores as of December 31, 2001 to Rs. 12675 crores as of December 31, 2002, a growth of 43.6%. Retail loans grew 129.8 % on a year-on-year basis to Rs. 2502 crores and now form 27.1% of gross advances as against 16.2 % of gross advances as at December 31, 2001.

BUSINESS UPDATE:

During the current financial year so far, the Bank’s growth in each of its major business franchises has remained healthy. Total number of retail accounts increased by over 50% from 1.9 million in December 31, 2001 to 3.0 million as of December 31, 2002. As of December 31, 2002, the branch network comprised of 214 outlets in 111 cities, an expansion of 43 branches and 34 cities in the first nine months of the current financial year as against 16 branches and 10 cities during the corresponding period of the previous financial year. Credit cards issued crossed 100,000 cards in less than a year since the product launch while in the cards merchant acquiring business, point-of-sale (POS) terminals installation crossed 18500, further consolidating the Bank’s position as one of the leading players in this business.

Portfolio quality remained healthy with net non-performing assets at 0.7 % of customer assets. The bank continued to maintain general provisions of about 1% of standard assets as against the regulatory requirement of 0.25%. Capital Adequacy Ratio (CAR) was 13.0% against the regulatory minimum of 9%.

Note:	i)	Rs.= Indian Rupees
	ii)	1 crore = 10 million
	iii)	All figures and ratios are in accordance with Indian GAAP

Certain statements in this release which contain words or phrases such as “continue to”, “remains”, “should”, “will”, etc., and similar expressions or variation of these expressions or those concerning our future prospects are forward looking statements. Actual results may differ materially from those suggested by the forward looking statements due to a number of risks or uncertainties associated with the expectations. These risks and uncertainties include, but are not limited to, our ability to successfully implement our strategy, future levels of non-performing loans, our growth and expansion, the adequacy of our allowances for investment and credit losses, technological changes, volatility in investment income, our exposure to market risks as well as other risks detailed in the reports filed with the U S Securities and Exchange Commission. The bank may, from time to time make additional written and oral forward looking statements, including statements contained in the bank’s filings with the Securities and Exchange Commission and our reports to shareholders. The bank does not undertake to update any forward looking statements that may be made from time to time by or on behalf of the bank, to reflect events or circumstances after the date thereof